Correspondence Relating to Amended Registration Statement

O’Melveny & Myers LLP 7 Times Square Tower New York, NY 10036	T: +1 212 326 2000 F: +1 212 326 2061 omm.com	File Number: 0008334-00004

VIA EDGAR

January 22, 2021

Ms. Babette Cooper
Ms. Jennifer Monick
Ms. Stacie Gorman
Ms. Maryse Mills-Apenteng
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

AFC Gamma, Inc. (File No. 333-251762)
Response to the Staff’s Comments on Registration Statement on Form S-11 Filed on December 28, 2020

Dear Ms. Cooper, Ms. Monick, Ms. Gorman, and Ms. Mills-Apenteng:

On behalf of our client, AFC Gamma, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 19, 2021 regarding the Company’s registration statement on Form S-11 filed via EDGAR to the Commission on December 28, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its amended registration statement on Form S-11 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

To facilitate the Staff’s review, we will separately deliver to the Staff five courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC
Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Form S-11 filed December 28, 2020

General

1.	We note your response to comment 1 of our letter. Please note that we referred your response to the Division of Investment Management and may have further comment.

The Company acknowledges the Staff’s comment.

2.
We note your response to comment 2 and we reissue our comment. As you recently commenced operations on July 31, 2020, you do not have a significant track record at this time for investors to make an informed decision. We further note that you do not appear to have executed agreements with respect to 75% of the proceeds. We are therefore not able to agree with your assertion that you are not subject to Guide 5 and reissue our comment. Accordingly, please tell us how you considered the applicability of Industry Guide 5, or revise to provide the disclosure required by Industry Guide 5. See Securities Act Release 33-6900 (June 17, 1991), Industry Guide 5 and CF Disclosure Guidance: Topic No. 6 for guidance.

While Guide 5 by its terms applies to real estate limited partnerships, the Company acknowledges that Release 33-6900 provides that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” In practice, the Commission has requested Guide 5 disclosure for initial public offerings by newly formed real estate investment trusts where more than 25% of the offering proceeds are not identified in the use of proceeds disclosure to specific assets and CF Disclosure Guidance: Topic No. 6 indicates that if a registrant does not yet own “real estate assets, has no operating history and has not identified any specific assets to acquire with the offering proceed . . .” then certain Guide 5 disclosure requirements would apply.  The Company respectfully submits that Guide 5 disclosure is not necessary or appropriate for its offering because (i) it is not newly formed and has an existing portfolio consisting of the same type of loans that the Company intends to fund with the offering proceeds and has a meaningful period of reported historical operations and (ii) the assets in which the Company will invest the offering proceeds have been sufficiently identified and described.

The Company respectfully submits that even though it commenced operations in July 2020, it has developed a substantial loan portfolio consisting of the same type of loans that the Company intends to fund with the offering proceeds and significant details regarding its current portfolio are described in the Amended Registration Statement. As of December 26, 2020, its portfolio was comprised of loans totaling approximately $92.5 million in total principal amount.

Further, as disclosed in “Use of Proceeds,” the Company intends to use at least 75% of the net proceeds from the offering to fund loans related to unfunded commitments to existing borrowers, Public Company C, Private Company A, Private Company B and Private Company C (each as defined in the Amended Registration Statement), in an aggregate principal amount of approximately $19.8 million, and to originate and participate in commercial loans to companies operating in the cannabis industry that are consistent with its investment strategy. In “Use of Proceeds,” the Company specifies the key terms of the various unfunded commitments and fully executed, non-binding term sheets related to current financing arrangements the Company intends to fund utilizing proceeds from this offering.  The Company provides the following details regarding such commitments and term sheets: expected approximate aggregate principal amount, weighted average OID range, weighted average cash interest rate range, weighted average paid-in-kind interest range, percentage of loans with floating rate interest range, percentage of loans with amortization during term range, percentage of loans with prepayment penalty range, weighted average unused loan fee range, weighted average yield-to-maturity internal rates of return range and real estate collateral coverage range.  The Company believes this level of detail regarding the loans that it intends to fund with at least 75% of its offering proceeds is consistent with the accepted approach taken by the registrant, Great Ajax Corp., a mortgage REIT which provided information regarding characteristics of the loans that it intended to acquire with at least 75% of its offering proceeds and for which it did not have binding definitive agreements and operated for seven months prior to the effectiveness of its initial public offering.

The Company passes on a significant number of lending opportunities during the Company’s origination process prior to the full execution of a term sheet, such as the ones described in “Use of Proceeds.”  These term sheets were executed by both parties after approximately two to three months of negotiations between the Company and the borrower, on average.  The execution of the term sheets subjects both parties to the implied covenant of good faith to consummate the loans.  Additionally, as binding terms of these term sheets, the borrowers have each entered into periods of exclusivity with respect to such proposed loans, with three of the four borrowers paying expense deposits to cover the direct costs of the Company’s due diligence and underwriting process.  While the closing of these loans is subject to the satisfactory completion of its underwriting and due diligence processes, definitive documentation and final approval by the investment committee, the Company expects to consummate a significant portion of these loans, given its historical rate of converting approximately 90% of its fully-executed non-binding term sheets into loans.  The Company considers this rate in its capital allocation planning process to ensure adequate capability to fund its anticipated loan portfolio.  The Company does not execute final documentation unless it is able to confirm it has the ability to fund its loans.  Further, the Company’s reputation with future clients would be damaged if it did not operate in good faith to consummate these term sheets.  Based on an assessment of all of the above facts and circumstances, the Company believes that a potential investor would be able to identify the specific assets in which the Company intends to invest at least 75% of the net offering proceeds, even if only 90% of the expected aggregate principal amount of the term sheets was funded.  As a result, the Company believes the disclosure regarding its current significant loan portfolio, unfunded commitments and fully-executed non-binding term sheets mitigates any risks associated with an investment in a “blind pool.”

3.
We note assumption 5 in the draft legal opinion. This is an improper assumption as it assumes the number of shares that will be available for issuance. Please have counsel revise the legal opinion to delete the assumption and to clarify separately that, as of the date of the opinion, you have a sufficient number of authorized shares. Refer to the Division of Corporation Finance’s Staff Legal Bulletin No. 19 for guidance.

The Company respectfully submits that assumption 5 in the draft Exhibit 5 opinion to be delivered by Venable LLP (“Maryland Counsel”) does not assume that the Company has sufficient authorized shares available for issuance.  Rather, as Staff Legal Bulletin No. 19 acknowledges may be appropriate or necessary, assumption 5 simply notes that the Board of Directors of the Company, or a pricing committee thereof, will take action necessary to set the sales price of the shares and the actual number of shares consistent with the Board resolutions reviewed and referenced in document 5 on page 1 of the opinion.  Such pricing action will be taken following the filing of the opinion as an exhibit to the Company’s registration statement and prior to effectiveness. Thus, Maryland Counsel has advised that it believes that assumption 5 is appropriate and consistent with the assumption language in footnote 33 of Staff Legal Bulletin No. 19. Maryland Counsel also has advised that this form of opinion is also consistent with the legality opinions that such counsel has provided for initial public offerings by other REITs.

4.	Pleas revise your risk factor disclosure to comply with Item 105 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised its risk factor disclosure to include a “General Risk Factor” section at the end of its risk factor disclosure beginning on page 61 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully submits that the Amended Registration Statement is in compliance with Item 105 of Regulation S-K.

Recent Developments, page 12

5.
We note your disclosure that there will be a seven-for-one stock split of your common stock, which will occur immediately prior to consummation of this offering. Please clarify for us and in your filing if the stock split will occur immediately before, at, or after the effectiveness of the registration statement. We may have further comment.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s Board of Directors has since authorized the seven-for-one stock split to become effective January 25, 2021, prior to the effectiveness of the registration statement. Prior to the effectiveness of the registration statement, the Company plans to file a further amended registration statement to update its financial statements to reflect the retrospective effect of the stock split.

Management Compensation, page 125

6.
We note your response to comment 11 of our letter. In addition to the information provided, please provide a summary compensation table. In the table, please ensure that you disclose all fees to be paid to your manager, including, but not limited to, the syndication fee, structuring fee, diligence fee, monitoring fee, and agency fee. Additionally, please explain the services that the manager will provide in order to receive these fees and how these services are distinct from the services covered under the management fee. Please refer to Item 4 of Industry Guide 5 for guidance.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised its summary compensation table on page 131 of the Amended Registration Statement in response to the Staff’s comment. The Company notes that the compensation to be received by the Manager in connection with the management agreement, by and between the Manager and the Company, as amended and restated upon the consummation of the offering (the “Management Agreement”), consist of (i) Base Management Fees, (ii) Incentive Compensation and (iii) certain expense reimbursements. Additionally, the Company notes that upon the consummation of this offering, the Management Agreement will be amended and restated to provide that the Base Management Fee will be reduced by 50% of certain other fees received from third parties by the Manager resulting from the investment advisory services and general management services rendered by the Manager to the Company, which the Company refers to as the Base Management Fee Rebate. The Company notes to the Staff that a description of each of the foregoing compensatory items, including the Base Management Fee Rebate, is included in the “Management Compensation” section beginning on page 129 of the Amended Registration Statement, including the terms of applicable formulas and illustrative examples. The Company has also revised its summary compensation table to include footnotes explaining the various fees that may factor into the Base Management Fee Rebate calculation, including syndication fees, structuring fees, diligence fees, monitoring fees and agency fees. However, as specified in the footnotes to the revised summary compensation table, the Company notes that the Base Management Fee Rebate has historically consisted solely of agency fees charged to its borrowers and paid to the Manager for the Manager’s role as agent to the lenders under the applicable credit agreements, and the Company expects that the Base Management Fee Rebate will continue to consist primarily of agency fees for the foreseeable future.

Proposed Disclosure:

Summary Compensation Table

For the period from July 31, 2020 (date of commencement of operations) to September 30, 2020(1)
Gross Base Management Fee	$226,234
Base Management Fee Rebate(2)	84,167
Base Management Fees	$142,067
Incentive Compensation(3)	$–
Expense Reimbursement	$165,434
Total	$307,501

(1)
Does not reflect the amendment and restatement to our Management Agreement, which will occur upon consummation of this offering. Upon consummation of this offering, our Management Agreement shall be amended and restated such that (A) the Base Management Fees (i) shall be in an amount equal to 0.375% of our Equity, determined as of the last day of each quarter, and (ii) will be reduced by only 50% of the aggregate amount of any applicable Outside Fees counted toward the Base Management Fee Rebate; and (B) the Hurdle Amount used in calculating the Incentive Compensation will equal the product of (i) 2% and (ii) Adjusted Capital as of the last day of the immediately preceding fiscal quarter.

(2)
For the period from July 31, 2020 (date of commencement of operations) to September 30, 2020, our Base Management Fee was reduced by a Base Management Fee Rebate equal to 100% of the aggregate amount of any other fees earned and paid to our Manager during the applicable period resulting from the investment advisory services and general management services rendered by it to us under our Management Agreement, including any syndication, structuring, diligence, monitoring or agency fees relating to our loans, but excluding the Incentive Compensation. Upon the consummation of this offering, the Management Agreement will be amended and restated such that the Base Management Fee Rebate will only equal 50% of the aggregate any Outside Fees, including any agency fees relating to our loans, but excluding the Incentive Compensation and any diligence fees paid to and earned by the Manager and paid by third parties in connection with the Manager's due diligence of potential loans. Syndication fees include any advisory fees paid by a borrower to our Manager up front to arrange and distribute a loan to a syndicate group of lenders. Structuring fees are fees owed by a borrower to our Manager as consideration, in part, for our Manager’s assistance to such borrower in structuring the loan transaction. Monitoring fees include any fees a borrower may pay our Manager for ongoing management and advisory services after the closing of a loan. Agency fees include any fees earned, typically annually, by our Manager for its performance as the administrative agent on behalf of the lenders of a loan and for acting as an intermediary between the borrower of such loan and its lenders. Administrative agent duties typically involve, among other things, maintaining the loan register, calculating principal amortization, fees and interest, sending payment notices, facilitating borrowings, collecting payments from the borrower, preparing remittance advice, and collecting compliance materials from the borrower. If our Manager were to receive syndication fees, structuring fees, monitoring fees and/or agency fees with respect to a loan that we originate or acquire, then only the portion of those fees attributable to our portion of such loan would be included in the Base Management Fee Rebate calculation. Diligence fees include any fees paid by a borrower to our Manager for performing investment due diligence on such borrower and are separate from any reimburse obligations owed by such borrower to our Manager for third-party expenses associated with its due diligence process (which may from time to time include allocated portions of costs and miscellaneous expenses such as travel, lodging, meals, meetings, dues and subscriptions, supplies and equipment, sundry, and other miscellaneous incidental expenses incurred in connection with its due diligence process). If our Manager were to receive diligence fees separate from a borrower's third-party expense reimbursement obligations, such diligence fees would not be included in the Base Management Fee Rebate under our Management Agreement, as amended and restated upon the consummation of this offering. For the period from July 31, 2020 (date of commencement of operations) to September 30, 2020, the Base Management Fee Rebate consisted solely of agency fees charged to our borrowers and paid to our Manager for its role as agent to the lenders under the applicable credit agreements. We expect that the Base Management Fee Rebate will continue to consist primarily of agency fees for the foreseeable future.

(3)	Our Manager has agreed to waive the Incentive Compensation for the period from July 31, 2020 (date of commencement of operations) through December 31, 2020.

Index to the Financial Statements, page F-1

7.	We note your response to our comment 16. Please address the following:

•	Please clarify for us how you determined that you do not have a substantial asset concentration in properties securing loans. Reference is made to SAB 1I.

The Company commenced operations on July 31, 2020 with the acquisition of a portfolio of loans at fair value of approximately $46.8 million.  As of September 30, 2020, the Company had total assets of approximately $82.7 million.  The Company raised approximately $91.0 million in private offerings in August 2020 and November 2020.  The Company and its Board of Directors considered the possibility of temporary asset concentration as the Company built its portfolio of loan investments.  In the preparation of its registration statement, the Company reviewed the loan portfolio to identify substantial asset concentration in the properties securing the loans as described in SAB 1I.  In accordance with the provisions of SAB 1I, the Company identified one loan, denoted as Private Company A in the audited financial statements, with a fair value of $21.8 million, which was approximately 26% of total assets as of September 30, 2020.  All other loans in the portfolio were each less than 10% of total assets as of September 30, 2020.  Private Company A, the borrower under this loan, is a multi-state operator with operations in six states. Private Company A is a vertically integrated cultivator and retailer of both medical and adult-use cannabis that primarily operates under its own brand. Private Company A’s business segments include cultivation, extraction and processing, retail products, and dispensaries.  Immediately upon the consummation of this offering, the loan to Private Company A is expected to represent approximately 18% of the Company’s total assets and the Company expects the concentration will continue to decrease based on its intent to increase the total assets through the addition of leverage consistent with the Leverage Policy disclosed in the Amended Registration Statement.  Based on a consideration of the above facts, the Company determined that the asset concentration relating to the loan to Private Company A at September 30, 2020 was temporary in nature.

In making its determination as to whether the audited financial statements of Private Company A are required to be included in the Company’s registration statement in accordance with SAB 1I, the Company considered the filings of other registrants with similar facts and circumstances and similar comments received from the Commission.  The Company notes that Medical Properties Trust, Inc. MPT Operating Partnership L.P. (“MPW”) received a comment from the Commission regarding asset concentration.  MPW held a property representing 21.2% of total assets in the 2017 Form 10-K, which the registrant identified as a short-term spike (above 20%) in lease concentration as of December 31, 2017.  In making the determination on whether to provide the audited financial statements of the property, the registrant received oral guidance from the Staff to the effect that spikes in concentration occurring as of a fiscal-year end may be looked past for purposes of including the financial statements of the property if the registrant believes in good faith that the temporary concentration is short-term in nature.  The registrant did not file the financial statements of the property and did not amend its Form 10-K as a result of the Staff’s comments.

The Company also considered a comment letter to InPoint Commercial Real Estate Income, Inc.’s (“InPoint”) Amendment to Form 10-12G, in which the Commission identified a concentration in two CMBS securities and requested clarification on providing financial and other information within the filing related to the properties underlying the CMBS.  The registrant responded noting that the descriptions, type, and nature of the properties were disclosed in the filing.  InPoint determined that it would be inappropriate for the company to include additional disclosure in the Form 10-12G related to the underlying properties because the company expected that the risk of asset concentration would dissipate rapidly as InPoint acquires additional assets. The registrant did not amend their Form 10-12G to disclose the financial statements of the properties in its Form 10-12G as a result of the Staff’s comments.

In addition to the temporary nature of the concentration and the immediate resolution of the concentration upon consummation of this offering, the Company has considered other facts and circumstances including the following:

•
The public shareholders will not be exposed to any substantial asset concentration in properties securing loans at any time due to the elimination of the asset concentration upon the consummation of this offering.

•
Including the financial statements of Private Company A in the Company’s registration statement would be an inappropriate signal to investors that by investing in the public offering they are exposed to substantial asset concentration in properties securing loans upon the issuance of the offering.

•
The Company has disclosed a significant amount of information about the loan to Private Company A throughout the Amended Registration Statement including the type and location of collateral, the terms of the loan, and the real estate collateral value securing the loan, and the real estate coverage.  These details allow the investors to understand the nature of the operations of the borrower to understand the risk associated with this loan.

•
The financial statements of Private Company A are not audited.  Private Company A’s financial information is not publicly available, and the Company is prevented from disclosing Private Company A’s information pursuant to a non-disclosure agreement.  The difficulty and relative cost of producing audited financial statements of Private Company A. would create significant financial and competitive hardships for the Company.

Based on an assessment of all of the above facts and circumstances, the Company determined that due to the temporary nature of the concentration and the precedents noted in the filings of other registrants in which the audited financial statements of entities that represented a temporary concentration were not included, as well as the robust disclosures regarding Private Company A that have been included in the Amended Registration Statement, that the audited financial statements of Private Company A were not required to be included in the Company’s registration statement.

•
Please clarify your statement that the loans are not secured or repaid by operating properties. In this regard, please reconcile this statement to your additional statement that you make loans which are secured by multiple collateral sources, including mortgages on the borrower’s real estate and to your disclosure throughout your filing of real estate collateral.

Please see the below response to the comment immediately following this comment.

•
Please clarify your statement that the properties are not operating properties in the sense of a traditional mortgage. In this regard, please tell us if there is not any operating activity occurring at these properties.

The Company considered the applicability of the guidance in SAB 1I and Rule 3-14 regarding furnishing financial statements of properties securing mortgage loans and determined that it was not applicable because the real estate collateral securing the loans are not operating real estate properties as defined in Rule 3-14 and the loans do not constitute an acquisition of a real estate operation nor the acquisition of a business.  However, the Company proceeded with the assumption that SAB 1I is applicable based on its conversation with the Staff.  The Company performed a full analysis of the loans according to SAB 1I. as described above and concluded that under the guidance of SAB 1I, the Company would not be required to provide the financial statements of Private Company A. due to the temporary nature of the substantial asset concentration in the properties securing the loans and the immediate remedy of any concentration upon completion of the initial public offering as well as the other facts and circumstances described above.

•
We note in your response that you have provided a narrative description of the general character of the properties. Please clarify for us where you have disclosed the property types and locations for the properties securing the loans.

On pages F-12 through F-14 of the Amended Registration Statement, the Company discloses every loan in the portfolio including Senior Term Loans in Note 3 Loans Held at Fair Value and the Loan Receivable at Carrying Value in Note 4. For each loan, all material terms of the loan are disclosed including the total value of the loan included in the total assets of the Audited Balance Sheet, principal amount, interest rate, maturity date and payment terms.

The Our Portfolio summary and the Illustrative Descriptions of Borrowers on pages 4 through 6 of the Amended Registration Statement as well as the Collateral Overview on page 6 of the Amended Registration Statement include the collateral type and the real estate collateral location for each loan in the portfolio.

The Company has clarified Note 3 and Note 4 on pages F-12 through F-14 of the Amended Registration Statement to allow investors to easily compare the loans recorded in the financial statements with the descriptions of collateral type, real estate collateral location, other relevant disclosures about the borrowers.  The Company also added additional descriptions regarding the collateral type and locations for every loan under Illustrative Descriptions of Borrowers on pages 5 and 6 of the Amended Registration Statement.  With these edits, the Company believes any user of the financial statements can clearly identify the property types and locations for the properties securing the loans.

Proposed Disclosure:

3.    LOANS HELD AT FAIR VALUE

The Company classifies all loans as held for investment except as noted below. A more detailed listing of the Company's loans held at a fair value portfolio based on information available as of September 30, 2020 is as follows:

	Location	Fair Value(2)	Carrying Value(1)	Outstanding Principal(1)	Interest Rate		Maturity Date(3)	Payment Terms(4)
Private Co. A	Multi State	$21,841,606	$20,986,986	$23,220,311	17.0%	(6)	5/8/2024	P/I
Private Co. B	MI	2,414,370	2,188,889	2,500,000	17.0%	(7)	9/1/2023	P/I
Public Co. A	NV	2,856,210	2,894,484	2,940,000	10.5%	(8)	6/27/2021	I/O
Public Co. B	Multi State	5,007,500	4,944,444	5,000,000	16.0%		7/24/2021	P/I
Sub. Of Public Co. C	FL	7,668,275	7,524,358	8,000,000	18.1%	(9)	2/18/2025	I/O
Public Co. E(5)	Multi State	7,315,000	7,000,000	7,000,000	13.0%		1/10/2024	I/O
Total loans held at fair value		$47,102,961	$45,539,161	$48,660,311

(PAGE F-13)
4.    LOAN RECEIVABLE AT CARRYING VALUE

As of September 30, 2020, the Company’s portfolio included one loan receivable at carrying value to Public Co. A.  The originated commitment under this loan was approximately $4 million and outstanding principal was approximately $3.6 million as of September 30, 2020. During the period from July 31, 2020 to September 30,
2020, the Company received repayments of $ 0.1 million of outstanding principal. The following table presents changes in loans receivable as of and for the period from July 31, 2020 (commencement of operations) to September 30, 2020:

	Principal	Origination Costs and Loan Fees	Carrying Value
Loan receivable	$3,700,718	$(4,428)	$3,696,290
Principal repayment of loans	(137,340)	–	(137,340)
Accreation of original issue discount	–	206	206
Total loans receivable at carry value	$3,563,378	$(4,222)	$3,559,156

(PAGE F-14)

Illustrative Description of Borrowers: (Form S-11 Page 5-6)

Public Company A
Single-state cultivator, producer and full-service brand fulfillment partner that produces a wide range of products in the Nevada market. Public Company A operates a +/- 400,000 square foot greenhouse and 55,000 square foot processing and custom packaging facility, which is capable of producing 140,000 pounds of dry flower per year. The real estate collateral of Public Company A includes a greenhouse and processing facility in Nevada.

Public Company B
Vertically integrated multi-state cultivator, distributor and retailer of medical and recreational cannabis in the U.S. Public Company B operates through multiple cultivation sites and dispensaries. Additionally, Public Company B has licenses and facilities in ten states and 20 brands.  The real estate collateral of Public Company B includes five cultivation and processing facilities across Arizona, Arkansas, Florida, Massachusetts, and Ohio as well as seven dispensaries across California, Florida and Pennsylvania.

Subsidiary of Public Company C
Single-state vertically-integrated cultivator and retailer with operations in Florida, one of the fastest growing markets in the United States. Operations consist of two greenhouse cultivation facilities, multiple dispensaries and a car delivery system to extend its retail network.  The real estate collateral of Subsidiary of Public Company C includes two cultivation facilities in Florida.

Private Company A
Multi-state operator with operations in six states. Private Company A is a vertically integrated cultivator and retailer of both medical and adult-use cannabis that primarily operates under its own brand. Private Company A’s business segments include cultivation, extraction and processing, retail products, and dispensaries.  The real estate collateral of Private Company A includes three cultivation facilities across Arizona and Michigan and ten dispensaries across Arizona, Maryland, Massachusetts and Michigan.

Private Company B
Single-state operator currently constructing an indoor cultivation facility to wholesale product to the medical and adult use markets in Michigan. Private Company B produces high-end cannabis strains and intends to focus on the high-end, top-tier cannabis niche. The management team has over 20 years’ experience in the cannabis industry, including ten years in Michigan. The real estate collateral for Private Company B includes a cultivation facility in Michigan.

Private Company C
Single-state vertically integrated cultivator and retailer of medical cannabis. Private Company C operates under a Chapter 20 Clinical Registrant license and has partnered to collaborate on multifaceted studies to substantiate safety and positive therapeutic outcomes. Private Company C currently operates a cultivation facility and three dispensaries with the ability to add three additional dispensary locations. The real estate collateral of Private Company C includes a cultivation facility and dispensary in Pennsylvania.

Subsidiary of Public Company D
Public Company D participates in the medical and adult use market across Canada and in several US states where cannabis has been legalized for therapeutic or adult use. Subsidiary of Public Company D, is a premier medical marijuana cultivator, processor and distributor in Pennsylvania. Public Company D also has operators in California, New Jersey and Utah.  The real estate collateral for Subsidiary of Public Company D includes a cultivation facility in Pennsylvania.

Private Company D
Single-state operator who operates five dispensaries, the maximum amount of dispensaries for any operator, in the State of Ohio. Private Company D historical focus has been dispensary operations and has licenses in other states, where it also operates dispensaries.  The real estate collateral for Private Company D includes three dispensaries across Ohio and Arkansas.

*                                        *                                         *

If you have any questions regarding the Amended Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com or Randolph Yiap, by telephone at 213-430-7780 or via email at ryiap@omm.com, Thomas Geoffroy, the Chief Financial Officer of the Company, by telephone at 561-510-2390 or via email at tom@advancedflowercapital.com, or Brandon Hetzel, the Controller of the Company, at 561-510-2390 or via email at brandon@advancedflowercapital.com.

Very truly yours,

/s/ Jeeho Lee

Enclosures

cc:

Leonard M. Tannenbaum, Chief Executive Officer and Chairman, AFC Gamma, Inc.
Thomas Geoffroy, Chief Financial Officer and Treasurer, AFC Gamma, Inc.
Brandon Hetzel, Controller, AFC Gamma, Inc.
C. Brophy Christenson, Partner, O’Melveny & Myers LLP
Randolph Yiap, Associate, O’Melveny & Myers LLP
Christopher Bellini, Member, Cozen O’ Connor P.C.